Mail Stop 4561
									January 24, 2006

Mr. Angelo Napolitano
President and Chief Executive Officer
Miller Industries, Inc.
16295 N.W. 13th Avenue
Miami, FL 33169

      Re:	Miller Industries, Inc
		Form 10-KSB for Fiscal Year Ended April 30, 2005
		Filed September 19, 2005
		File No. 1-05926

Dear Mr. Napolitano:

      We have reviewed your response letter dated January 9, 2006 and have the following additional comments. As previously stated, these comments require amendment to the referenced filing previously filed with the Commission.

Form 10-KSB for the Fiscal Year Ended April 30, 2005

Item 8A. Controls and Procedures, page 9

1. Refer to prior comment one. We note the proposed revisions to your controls and procedures disclosures included in your response letter dated November 10, 2005. Please file an amended Form 10-
KSB
which incorporates your proposed revisions.

Item 13. Exhibits, Financial Statement Schedules and Reports on
Form
10-KSB, page 13

2. Refer to prior comment two. We note the proposed revisions to your certifications included in your response letter dated
November
10, 2005. Please file an amended Form 10-KSB with the revised certifications.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3403 if you have questions.



								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
Mr. Angelo Napolitano
Miller Industries, Inc.
January 24, 2006
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